Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of January 16, 2025, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Shanghai Hartford ZY Culture Media Ltd. (“HFZY”)	Shanghai, China
ShangXing HuoMao Network Technology Ltd. (SXHM)	Shaoxing, China